                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                                 AIRGAS, INC.
                ______________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
                ______________________________________________
                        (Title of Class of Securities)

                                  009363 10 2
                          __________________________
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 pages

CUSIP No.  009363 10 2                 13G                   Page 2 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter McCausland
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                   5.  SOLE VOTING POWER

                       3,318,529
                   ___________________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY           1,245,193
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              3,318,529
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                       1,245,193
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,563,722
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.4%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No.  009363 10 2                 13G                   Page 3 of 5 pages
           ___________                                            __   __
______________________________________________________________________________


Item 1(a) Name of Issuer
          ______________

          Airgas, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          _______________________________________________

          Airgas, Inc.
          Five Radnor Corporate Center, Suite 550
          100 Matsonford Road
          Radnor, Pennsylvania 19087


Item 2(a) Name of Person Filing
          _____________________

          Peter McCausland


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ____________________________________________________________

          Airgas, Inc.
          Five Radnor Corporate Center
          Suite 550
          100 Matsonford Road
          Radnor, Pennsylvania 19087


Item 2(c) Citizenship
          ___________

          United States


Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock, par value $.01 per share


Item 2(e) CUSIP Number
          ___________

          009363 10 2

Item 3    Not Applicable

Item 4    Ownership
          _________

     (a) and (b) Peter McCausland beneficially owned an aggregate of 4,563,722 shares of the issuer's Common Stock, or approximately 14.4% of the shares outstanding as of December 31, 1994, of which 253,000 shares were issuable upon exercise of employee stock options and 60,040 were issuable upon exercise of Common Stock Purchase Warrants.

     (c) Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 3,318,529 shares of the issuer's Common Stock, of which 253,000 shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 1,245,193 shares of the Common Stock, which included 60,915 shares held by a charitable foundation (the "Foundation") of which Mr. McCausland is an officer and director and 60,040 shares which are issuable upon exercise of Common Stock Purchase Warrants.


Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________
          Not applicable


Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to Schedule 13G, except that with respect to 1,184,278 shares members of Mr. McCausland's family share with Mr. McCausland the right, and with respect to 60,915 shares the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          ___________________________________________________________________

          Not Applicable


Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable


Item 9    Notice of Dissolution of Group
          ______________________________
          Not Applicable

Item 10   Certification
          _____________

          Not Applicable



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 10, 1995
_____________________
Date


/s/ Peter McCausland
_____________________
Signature


Peter McCausland
_____________________
Name/Title